Smartag International, Inc.

November 21, 2013

VIA EDGAR

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3810

Re: Smartag International, Inc.

Current Report on Form 8-K

Filed September 23, 2013

File No. 0-53792

Dear Mr. Spirgel:

This letter is in response to the Securities and Exchange Commission’s comment letter dated October 22, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

  We note your response to our prior comment letter dated September 27, 2013. However, we are unable to agree with your conclusion that Smartag International Inc. is no longer a shell company. Despite the activities you describe, such as pursuing contracts, it appears that the company continues to fall within the definition of a shell company under Rule 405. Please amend your Form 8-K to indicate that you continue to be a shell company. As noted previously, this includes revising your disclosure on page 35 to remove the Item 5.06, Change in Shell Company Status disclosure.

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form 8-K. The Company is pursuing contracts with customers and manufacturers. It has licensed intellectual property from Smartag Solutions Bhd. Smartag Solutions Bhd. who spent over $2 million in development of the technology platform of which Smartag International has licensed this significant asset. It has hired personnel to pursue operations. For the quarter ending June 30, 2013, our expenses were $4,395. For the quarter ending September 30, 2013, our expenses were $99,427, an increase of $95,032.

Specifically, we incurred the following expenses relating to our operations which were not spent when the company was a shell. We spent $19,500 on wages for new personnel; $4,000 on office expenses; $1,100 on rent for new facilities; $9,127 on travel, and $62,000 on professional fees for development of new business and legal work.

The reason for the substantial increase is that we commenced operations in July 2013. Additionally, we do have more than nominal operations and we consider or license to the technology as a significant asset.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of October 22, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Smartag International, Inc.

By: /s/ Lock Sen Yow

Lock Sen Yow

President

ACKNOWLEDGEMENT

Smartag International, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  November 21, 2013

Smartag International, Inc.

By: /s/ Lock Sen Yow

Lock Sen Yow, President